UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Goldrich Mining Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

381431105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 381431105	13G
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Christopher R. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,323,593
	6	SHARED VOTING POWER 1,097,078
	7	SOLE DISPOSITIVE POWER 8,323,593
	8	SHARED DISPOSITIVE POWER 1,097,078
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,420,671
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.70%[1]
12	TYPE OF REPORTING PERSON IN

1

Based on aggregate of 139,573,798 shares of Common Stock outstanding as of August 26, 2019, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 27, 2019, plus securities not outstanding subject to warrants beneficially owned by the reporting person.

CUSIP No. 381431105	13G
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Randall L. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,231,424
	6	SHARED VOTING POWER 763,278
	7	SOLE DISPOSITIVE POWER 12,231,424
	8	SHARED DISPOSITIVE POWER 763,278
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,994,702
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.31%[2]
12	TYPE OF REPORTING PERSON IN

1

Based on aggregate of 139,573,798 shares of Common Stock outstanding as of August 26, 2019, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 27, 2019, plus securities not outstanding subject to warrants beneficially owned by the reporting person.

Item 1.

(a)	Name of Issuer

Goldrich Mining Company

(b)	Address of Issuer’s Principal Executive Offices

2607 Southeast Blvd, Suite B211

Spokane, WA 99223

Item 2.

(a)	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of each of the following Reporting Persons:

Christopher R. Johnson

Randall L. Johnson

(b)	Address of Principal Business Office or, if none, Residence

Christopher R. Johnson: 8615 Eagle Creek Circle, Savage, MN 55378

Randall L. Johnson: 4111 Heatherton Place, Minnetonka, MN 55345

(c)	Citizenship

Christopher R. Johnson: USA

Randall L. Johnson: USA

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

381431105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Christopher R. Johnson:

(a)	Amount Beneficially Owned

9,420, 671

(b)	Percent of Class

6.70%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

8,323,593

(ii)	Shared power to vote or to direct the vote

1,097,078

(iii)	Sole power to dispose or to direct the disposition of

8,323,593

(iv)	Shared power to dispose or to direct the disposition of

1,097,078

Randall L. Johnson:

(a)	Amount Beneficially Owned

12,994,702

(b)	Percent of Class

9.31%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

12,231,424

(ii)	Shared power to vote or to direct the vote

763,278

(iii)	Sole power to dispose or to direct the disposition of

12,231,424

(iv)	Shared power to dispose or to direct the disposition of

763,278

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020	/s/Christopher R. Johnson
Signature

Christopher R. Johnson
Name/Title

/s/Randall L. Johnson
Signature

Randall L. Johnson
Name/Title